

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 23, 2009

Owen J. Onsum
President and Chief Executive Officer
First Northern Community Bancorp
195 North First Street
Dixon, California 95620

> **Re:** **First Northern Community Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2009**
> **File No. 000-30707**

Dear Mr. Onsum:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney